
Mail Stop 3720

August 21, 2009

Carl Kukkonen
Chief Executive Officer
VIASPACE Green Energy Inc.
2012 Business Center Dr., Suite 130
Irvine, CA 92612

> **Re: VIASPACE Green Energy Inc.**
> **Form S-1**
> **Filed June 3, 2009**
> **File No. 333-159717**

Dear Mr. Kukkonen:

We have reviewed the above filing and your response letter dated August 12, 2009 and have the following comments. As indicated in our first comment below, we think you should withdraw your Form S-1. Once you are in a position to refile the registration statement, please comply with our remaining comments in your new filing. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note your response to comment three from our letter dated June 30, 2009. We also note your additional disclosure relating to the contingencies attached to the second closing under the purchase agreement. In light of the fact that there are still unsatisfied conditions to the issuance of shares being registered on this registration statement, the private placement of shares between the company and selling shareholders has not been completed. As a result, the filing of this registration statement covering the resale of such shares is premature. Please withdraw this registration statement.

2. We note your response to comment four from our letter dated June 30, 2009. Please file the sublicense between IPA China and China Gate Technology Co., Ltd. as an exhibit to your registration statement.

3. We note your response to comment five from our letter dated June 30, 2009. Please note

that we must review Exhibit 5.1 before the registration statement is declared effective and we may have additional comments after our review of that document.

4. We note your response to comment six from our letter dated June 30, 2009. Please note that the requirements of Item 506 of Regulation S-K are applicable whether or not the company is participating in the offering.

Prospectus Summary, page 5

5. We note your statement on page seven that you are exploring opportunities in other parts of the world. To ensure that you provide a balanced discussion, please revise your disclosure to indicate that you only have an exclusive license to grow Giant King Grass in the Guangdong Province in China and North America.

6. Please explain the basis for your statements on page eight and page 33 that a power plant using Giant King Grass as fuel "will potentially enter into a 20 year grass supply contract with several additional 10 year options."

Risk Factors, page 9

General

7. We note your response to comment 12 from our letter dated June 30, 2009. Please include a risk factor addressing your dependence on Hobby Lobby Stores.

8. We note your response to comment 13 from our letter dated June 30, 2009. We note your revised disclosure, but we also note that several of the risk factors we identified, among others, do not contain management's quantified assessment of the risk, where possible, or discuss any specific past experiences you have had with the events or costs addressed in the risk factor. See, for example:
   - "Our failure to protect our intellectual property rights may undermine our competitive position …" on page 14; and
   - "Recent PRC regulations relating to the establishment of offshore special purpose vehicles…," page 17.

These are just examples. Please revise these risk factors accordingly.

"If we do not complete the second closing, we may lose all our assets," page 9

9. We note your response to comment 10 from our letter dated June 30, 2009. Please also include an analysis of the non-competition provisions contained in the stock purchase agreement.

"We currently have no customers for our grass business," page 12

10. Please further revise this risk factor to address whether you currently have sufficient land, seedlings and other resources to enter into long-term supply contracts with customers.

Management's Discussion and Analysis…, page 21

Corporate History, page 21

11. We note that interest on the cash consideration to be paid at the second closing accrues at six percent for the first six months after the first closing (which occurred on October 21, 2008) and 18% thereafter. Please revise your management's discussion and analysis to include management's assessment of how the payment of such additional interest will impact your operations, liquidity and capital resources.

12. We note your response to comment 15 from our letter dated June 30, 2009. Please revise your disclosure to include a summary of the material terms of the permit you have obtained that enables IPA China to be owned by IPA BVI instead of Sung Hsien Chang. Such disclosure should include the entity that provided the license, the term of the license and any costs associated with maintaining or renewing it.

13. We note your statement that licensor and Chang have covenanted that at least 100 hectares of arable land in the Guangdong province will be available for grass farming by IPA China within 12 months after the first closing date. Please clarify whether these 100 hectares are in addition to the 45 hectares currently leased by IPA China. Please also revise your disclosure to indicate whether you have any contractual rights to enforce this obligation.

Plans to Develop the Grass Business and Expand into New Markets, page 22

14. We note your statement that you need to have 1000 to 2000 hectares of land within a 50km radius of a power plant in order to create enough fuel for a 30 MW power plant. We also note your disclosure on page eight that you are working to obtain enough land to have "at least" 1000 to 2000 hectares under cultivation in 2010. Revise your disclosure to include management's assessment of how the acquisition of such land would impact your operations, liquidity and capital resources. Please quantify, to the extent possible, the costs associated with acquiring and maintaining such land. Such disclosure should also include management's assessment of the availability of land in the Guangdong province of China.

Our Company, page 31

Grass Business Division, page 32

15. We note your response to comment 28 from our letter dated June 30, 2009.

- Please provide us with copies of the U.S. Department of Energy reports you cite on pages seven and 32. Please confirm that such reports are publicly available and highlight the specific portions that you are relying upon.

- Please provide the basis for your statement on page seven that more than 20 new power plants fueled entirely by biomass are operating in China and that biomass power plant operators would like to have the plant fueled 50% by agricultural waste and 50% by dedicated energy crops such as Giant King Grass.

- Please provide the basis for your statement on pages eight and 33 that 1000 to 2000 hectares of grass would fuel a 30 MW electricity generating power plant.

16. We note your response to comment 30 from our letter dated June 30, 2009. Please revise your disclosure to clarify how you anticipate generating revenues. We note that you will sell Giant King Grass to customers and that you will also provide seedlings and grass growing expertise to "joint venture partners" where you can "benefit from the recurring revenue stream of grass sales." Please indicate what percentage of your revenues management anticipates will be attributable to each manner of sales. Please also clarify the manner in which you would obtain revenues from the joint venture arrangements.

17. We note that you are seeking long-term supply contracts for Giant King Grass with biofuel producers and power plants as well as contracts for animal feed. Please indicate whether you currently have sufficient land, seedlings and other resources that would be necessary to supply such customers.

Competition, page 34

18. We note your response to comment 34 from our letter dated June 30, 2009. Please file your agreement with Hobby Lobby Stores as an exhibit to your registration statement. See Item 101(c)(vii) of Regulation S-K.

Intellectual Properties, page 35

19. We note your response to comment 36 from our letter dated June 30, 2009. Please further revise your disclosure to indicate the term of this agreement. We note your statement that the agreement does not limit IPA China's ability to grow and market the grass anywhere in the world. Please indicate whether, to your knowledge, China Gate has entered into similar licenses with other parties with respect to other geographic regions. Please also state, if true, that the agreement does not limit China Gate's ability to enter into exclusive distribution agreements with other parties pertaining to other geographic regions.

Listing on the Over-the-Counter Bulletin Board, page 52

20. We note your response to comment 42 from our letter dated June 30, 2009.  Please revise the last sentence of this section to remove the implication that your securities will be "listed" on the Over-the-Counter Bulletin Board.

Financial Statements, page 58

21. We reiterate comments 43 and 57 from our letter dated June 30, 2009.  It appears that IPA BVI and IPA China are predecessors of VGE pursuant to the guidance in section 405 of Regulation C.  Regulation C states that "the term 'predecessor' means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person."  Please include audited financial statements for IPA BVI and IPA China through the date of the acquisition in the document.

22. We refer to your response to comment 52 from our letter dated June 30, 2009.  Please disclose whether there were any relationships between China Gate (Licensor), Mr. Wang, IPA China, Mr. Chang or VIASPACE prior to the licensing of the hybrid grass.

23. We refer to your response to comment 56 from our letter dated June 30, 2009.  Please provide all disclosures required pursuant to paragraph 51 of FAS 141, including the basis for determining the value assigned to the stock issued and the amounts assigned to each asset and liability at the acquisition date.

24. We refer your response to comment 46 from our letter dated June 30, 2009.  We note that the securities purchase agreement in Exhibit 10.1 identifies VGE as the acquirer of IPA BVI and IPA China.  Accordingly the purchase price recorded in the financial statements of VGE should reflect the total consideration given to the seller, including all consideration given by VIASPACE.  Consideration given by VIASPACE should be recorded as a capital contribution in the financial statements of VGE.

25. We refer to your response to comment 59 from our letter dated June 30, 2009.  We note that the consideration provided to the seller by VIASPACE was $4.8 million cash, $4.6 million in VIASPACE stock valued at the OTC BB price and VGE stock.  Since the VGE stock was issued in conjunction with the acquisition and prior to the acquisition VGE appears to be a shell subsidiary with no revenues or operations, it appears that the value of VGE stock should be a nominal amount, analogous to founders' shares.  Please revise all disclosures related to the acquisition throughout the filing or advise us of the reasons the 3.5 million shares of VGE were worth $6.4 million immediately prior to the acquisition.

26. Please revise to provide updated interim financial statements pursuant to Rule 8-08 of Regulation S-X.

Exhibits

27. We note that the parties entered into an Amendment to the Purchase Agreement on June 22, 2009.  Please include such amendment as an exhibit to your registration statement.

28. We note that portions of Exhibit 10.7 have been omitted and you indicated that you will seek confidential treatment for such materials.  Please tell us when you intend to submit such confidential treatment request.

*       *       *       *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director